                                                                  Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]

           VIVENDI UNIVERSAL TOTAL REVENUES FOR FIRST QUARTER 2001


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PARIS, MAY 18, 2001 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] today provided the following total revenue information for first quarter of 2001 and 2000 to 'Balo', an official French business newspaper, for publication, in accordance with French regulatory requirements.

Vivendi Universal revenue for first quarter of 2001 totaled 12.6 billion euros, a global 34.5% increase over the first quarter of the prior year. Vivendi Universal's media and communications businesses accounted for 5.9 billion euros and environmental services businesses accounted for 6.7 billion euros. For additional information and discussion of revenue from media and communications businesses, refer to Vivendi Universal's press release dated April 23, 2001. For additional information and discussion of revenue from environmental services businesses, refer to Vivendi Environnement's press release dated May 4, 2001.


                              VIVENDI UNIVERSAL
                      FIRST QUARTER CONSOLIDATED REVENUE
                        (millions of euros, unaudited)


                                                    2001                   2000
                                              -----------------       ----------------

       Music                                             1,446                      -
       Publishing                                          817                    741
       TV & film                                         2,077                    965
       Telecoms                                          1,495                  1,153
       Internet                                             19                      2
                                              -----------------       ----------------
       Media and Communications                          5,854                  2,861
       Holding & Corporate                                   -                      2
                                              -----------------       ----------------
       TOTAL MEDIA AND COMMUNICATIONS                    5,854                  2,863
       Environmental Services                            6,684                  6,051
       Non-Core Businesses                                  50                    445
                                              -----------------       ----------------
       TOTAL VIVENDI UNIVERSAL                          12,588                  9,359
                                              =================       ================



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                   VIVENDI UNIVERSAL - COMPANY DESCRIPTION

MEDIA AND COMMUNICATIONS AND ENVIRONMENTAL SERVICES: The media and communications business is divided into five business segments: Music, Publishing, TV and Film, Telecoms and Internet. The MUSIC business is conducted though Universal Music Group, which produces, markets and distributes recorded music throughout the world in all major genres. Universal Music Group also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights in 63 countries worldwide. The PUBLISHING business is Europe's premier publisher of information providing content across multiple platforms, including print, multimedia, on the wired Internet and to PDAs via WAP (Wireless Application Protocol) technology. The Publishing business is a content leader in five core markets: education, games, healthcare information, local services and business and general information. The TV AND FILM business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world. The TELECOMS business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe. The INTERNET business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers. VIVENDI ENVIRONNEMENT, is a 63 percent effectively-owned subsidiary of Vivendi Universal, which operates the environmental services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services and power generation, and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.


The Company's corporate website is located at http://www.vivendiuniversal.com. The Company's financial website is located at http://finance.vivendiuniversal.com.


CONTACTS


                                               INVESTOR RELATIONS:
MEDIA RELATIONS:                               PARIS
PARIS                                          Ariane de-Lamaze
Catherine Gros                                 011-33-1-71-71-1084
011-33-1-71-71-1711                            NEW YORK
Antoine Lefort                                 Eileen McLaughlin
011-33-1-71-71-1180                            212.572.8961
Alain Delrieu
011-33-1-71-71-1086
NEW YORK
Anita Larsen
212.572.1118
Mia Carbonell
212.572.7556

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